SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 6, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated April 6, 2016: Nokia launches headcount reductions as part of global synergy and transformation program

Nokia launches headcount reductions as part of global synergy and transformation program

Nokia Corporation

Stock Exchange Release

April 6, 2016 at 12:15 (CET +1)

Nokia launches headcount reductions as part of global synergy and transformation program

Espoo, Finland — Nokia announced today that it is beginning actions to reduce company personnel globally as part of its synergy and transformation program. As previously announced, Nokia is targeting EUR 900 million of operating cost synergies to be achieved in full year 2018 related to the acquisition of Alcatel-Lucent. At the same time, Nokia is taking steps to adapt to challenging market conditions and to shift resources to future-oriented technologies such as 5G, the Cloud and the Internet of Things. As part of the program, the company also continues to target worldwide savings in real estate, services, procurement, supply chain and manufacturing.

The headcount reductions are expected to take place between now and the end of 2018, consistent with the company’s synergy target timeline.  Reductions will come largely in areas where there are overlaps, such as research and development, regional and sales organizations as well as corporate functions. Nokia outlined these areas on October 29, 2015, when updating its synergy target.

To start the process, Nokia representatives are meeting today with the company’s two European Works Councils. Similar meetings and consultations with employee representatives are taking place in almost 30 countries in the coming weeks. Processes and timelines will vary from one country to another.

“These actions are designed to ensure that Nokia remains a strong industry leader,” said Nokia President and CEO Rajeev Suri. “When we announced the acquisition of Alcatel-Lucent we made a commitment to deliver EUR 900 million in synergies — and that commitment has not changed. We also know that our actions will have real human consequences and, given this, we will proceed in a way that that is consistent with our company values and provide transition and other support to the impacted employees.”

Nokia plans to report on the implementation of the synergy and transformation program in connection with its quarterly earnings releases.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties, and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) expectations, plans or benefits related to our strategies, headcount reductions and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; H) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in  connection with any such restructurings, investments, divestments and acquisitions; and I) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on our management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organizational and operational structure efficiently; 3) our dependence on general economic and market conditions and other developments in the economies where we operate; 4) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our ability to retain, motivate, develop and recruit appropriately skilled employees while reducing our headcount; 6) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 7) the impact of an unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 8) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 9) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 10) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 11) unexpected liabilities with respect to pension plans, insurance matters and employees; and 12) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects-Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal